Not for release, publication or distribution in or into the United States of America, Canada, Australia or Japan or any other jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction

For immediate release
13 June 2008

~~Tesco Holdings Limited~~

Recommended Cash Offer for Dobbies Garden Centres plc

Compulsory acquisition of outstanding Dobbies Shares

On 5 June 2008 Tesco Holdings Limited ("Tesco Holdings") announced that the cash Offer by Tesco Holdings to acquire the whole of the issued share capital of Dobbies Garden Centres plc ("Dobbies") not already held by Tesco Holdings or any of its Associates at a price of 1200 pence per Dobbies Share was unconditional in all respects.

The board of directors of Tesco Holdings is pleased to announce that, as at 3 p.m. (London time) on 12 June 2008, Tesco Holdings had received valid acceptances of the Offer in respect of 3,223,111 Dobbies Shares, representing approximately 90.13% per cent. of the Dobbies Shares to which the Offer relates.

Accordingly, Tesco Holdings will be posting in due course compulsory acquisition notices under section 979 of the Companies Act 2006 to Dobbies Shareholders who have not accepted the Offer by that time. The transfer of the compulsorily acquired Dobbies Shares is expected to take place on or after 28 July 2008.

The Offer, which remains subject to the terms set out in the Offer Document, will remain open after the First Closing Date until further notice. Dobbies Shareholders who have not yet accepted the Offer are urged to do so as soon as possible. The procedure for acceptance of the Offer is set out in paragraph 12 of Part II of the Offer Document and, in respect of certificated Dobbies Shares, is further described in the Form of Acceptance.

Capitalised terms used but not defined in this announcement shall have the meanings given to them in the Offer Document.

Enquiries

Tesco Holdings
Steve Webb, Investor Relations — Tel: +44 1992 644 800
Jonathan Church, Media — Tel: +44 1992 644 645

Greenhill (financial adviser to Tesco Holdings) — Tel: +44 20 7198 7400
Simon Borrows
David Wyles

JPMorgan Cazenove (broker to Tesco Holdings) — Tel: +44 20 7588 2828
Luke Bordewich

Maitland (PR adviser to Tesco Holdings) — Tel: +44 20 7379 5151
Angus Maitland

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This announcement does not constitute an offer or an invitation to purchase any securities. The Offer is being made solely by means of the Offer Document and the accompanying Form of Acceptance, which contain the full terms and conditions of the Offer including details of how it may be accepted.

Greenhill, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Tesco and Tesco Holdings and no-one else in connection with the Offer and will not be responsible to anyone other than Tesco and Tesco Holdings for providing the protections offered to clients of Greenhill nor for providing advice in relation to the Offer.

The Offer is not being made, directly or indirectly, in or into and will not be capable of acceptance in or from Canada, Australia or Japan. In addition, the Offer is not being made, directly or indirectly, in or into, or by use of mails or any means or instrumentality (including, without limitation, facsimile transmission, telephone or internet) of interstate or foreign commerce of, or any facilities of a national securities exchange of, the United States and it is not currently intended that the Offer will be capable of acceptance by any such use, means, instrumentality or facility or from within the United States. Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise forwarded, distributed or sent in or into or from the United States, Canada, Australia or Japan. Custodians, nominees and trustees should observe these restrictions and should not send or distribute the announcement in or into the United States, Canada, Australia or Japan.

END